UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                       GENERAL EMPLOYMENT ENTERPRISES INC.
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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                    369730106
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                                 (CUSIP Number)

                                   Emily Mason
                             Covington & Burling LLP
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7062
                            Facsimile: (415) 955-6562

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2008
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             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         369730106



                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).


                   Daniel Zeff


                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a) [X]
                   (b) [ ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) N/A


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].


                6. Citizenship or Place of Organization    United States



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power       513,580


                        8. Shared Voting Power     None


                        9. Sole Dispositive Power  513,580


                       10. Shared Dispositive Power None


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   513,580


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)      9.9%


               14. Type of Reporting Person (See Instructions)
                   IN

CUSIP No. 369730106


                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                   Spectrum Galaxy Fund Ltd.


                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a) [X]
                   (b) [ ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) N/A


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

                6. Citizenship or Place of Organization   British Virgin Islands



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power       288,731


                        8. Shared Voting Power     None


                        9. Sole Dispositive Power  288,731


                       10. Shared Dispositive Power None


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   288,731


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)     5.6%


               14. Type of Reporting Person (See Instructions) CO

CUSIP No. 369730106



                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                   Zeff Capital Partners I, L.P.


                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a) [X]
                   (b) [ ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) N/A


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].


                6. Citizenship or Place of Organization     Delaware



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power       224,849


                        8. Shared Voting Power     None


                        9. Sole Dispositive Power  224,849


                       10. Shared Dispositive Power None


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   224,849

               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)     4.4%


               14. Type of Reporting Person (See Instructions) PN

CUSIP No. 369730106


                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                   Zeff Holding Company, LLC


                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a) [X]
                   (b) [ ]


                3. SEC Use Only


                4. Source of Funds (See Instructions) N/A


                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

                6. Citizenship or Place of Organization     Delaware



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power          224,849


                        8. Shared Voting Power        None


                        9. Sole Dispositive Power     224,849


                       10. Shared Dispositive Power   None


               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   224,849


               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]


               13. Percent of Class Represented by Amount in Row (11)     4.4%


               14. Type of Reporting Person (See Instructions) OO

                                  SCHEDULE 13D


Item 1.        Security and Issuer

         This Amendment No. 3 amends and supplements that statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 28, 2005, as amended on October 10, 2005, and December 29, 2006, by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners I, L.P., a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, an individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the Reporting Persons), related to the common stock (the "Common Stock") of General Employment Enterprises Inc. (the "Company"), an Illinois corporation. The address of the Company's principal executive offices is One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181.

Item 2.        Identity and Background

         (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")by the Reporting Persons. Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Mr. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

         (b) The address of the principal business and principal office of each of the Reporting Persons is 50 California Street, Suite 1500, San Francisco, CA 94111.

         (c) The principal business of Mr. Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager of Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

         (d) None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Mr. Zeff is a citizen of the United States. Spectrum is organized under the laws of the British Virgin Islands. Capital and Holdings are organized under the laws of the State of Delaware.

Item 3.        Source and Amount of Funds or Other Consideration.

         This statement is not being filed in connection with any sale or purchase of Common Stock by the Reporting Persons.

                                  SCHEDULE 13D

Item 4.        Purpose of Transaction.

         The Reporting Persons are disappointed in the failure of Management and the Board of Directors of General Employment Enterprises to increase shareholder value. We believe that the Company's corporate structure is damaging returns in all economic environments and we urge the Board to pursue a sale of the company or other strategic alternatives immediately.

         The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also seek Board and Management changes. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.


Item 5.        Interest in Securities of the Issuer.

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 5,165,265 shares of Common Stock outstanding as of March 31, 2008, as reported in the Company's Form 10 QSB for the quarter ended March 31, 2008.

As of the close of business on May 21, 2008:

                  (i)      Spectrum beneficially owns 288,731 shares of Common Stock constituting approximately 5.6% of the shares of Common Stock outstanding;

                  (ii)     Capital beneficially owns 224,849 shares of Common Stock constituting approximately 4.4% of the shares of
                           Common Stock outstanding;

                  (iii)    Holding beneficially owns 224,849 shares of Common
                           Stock held by Capital, of which Holding is the general partner, constituting approximately 4.4% of the shares of Common Stock outstanding; and

                  (iv)     Mr. Zeff beneficially owns 513,580 shares of Common
                           Stock comprised of 288,731 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital
                           Offshore Fund, a class of shares of Spectrum) and 224,849 shares of Common Stock held by Capital (Mr.
                           Zeff is the sole manger of Capital's general partner), in total constituting approximately 9.9% of the shares of Common Stock outstanding;

         (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 288,731 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 224,849 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

         (c)      None.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
               None.

Item 7.        Material to be Filed as Exhibits.

         Exhibit 99.1: Joint Filing Agreement, dated as of May 22, 2008, by and among the Reporting Persons.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008

                                                              /s/ Daniel Zeff
                                                              -------------------------------
                                                              Daniel Zeff

                                                              ZEFF HOLDING COMPANY, LLC

                                                              By:/s/ Daniel Zeff
                                                              _______________________________
                                                              Name: Daniel Zeff
                                                              Title: Manager

                                                              ZEFF CAPITAL PARTNERS I, L.P.
                                                              By: Zeff Holding Company, LLC,
                                                              as general partner

                                                              By:/s/ Daniel Zeff
                                                              _______________________________
                                                              Name: Daniel Zeff
                                                              Title: Manager

                                                              SPECTRUM GALAXY FUND LTD.

                                                              By: /s/ Dion R. Friedland
                                                              _______________________________
                                                              Name: Dion R. Friedland
                                                              Title: Director


                                                                    Exhibit 99.1


                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including this Amendment No. 3 thereto) with respect to the Common Stock of General Employment Enterprises Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this 22nd day of May, 2008.


                                                              /s/ Daniel Zeff
                                                              -------------------------------
                                                              Daniel Zeff

                                                              ZEFF HOLDING COMPANY, LLC

                                                              By: /s/ Daniel Zeff
                                                              _______________________________
                                                              Name: Daniel Zeff
                                                              Title: Manager

                                                              ZEFF CAPITAL PARTNERS I, L.P.
                                                              By: Zeff Holding Company, LLC,
                                                              as general partner

                                                              By: /s/ Daniel Zeff
                                                              _______________________________
                                                              Name: Daniel Zeff
                                                              Title: Manager

                                                              SPECTRUM GALAXY FUND LTD.

                                                              By: /s/ Dion R. Friedland
                                                              _______________________________
                                                              Name: Dion R. Friedland
                                                              Title: Director
